UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39134

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BROADMARK REALTY CAPITAL INC.*

(Exact name of registrant as specified in its charter)

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1420 Fifth Avenue, Suite 2000

Seattle, WA 98101

(206) 971-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value
(Title of class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On May 31, 2023, pursuant to the Agreement and Plan of Merger, dated as of February 26, 2023, by and among Ready Capital Corporation, a Maryland corporation (“Parent”), RCC Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Broadmark Realty Capital Inc., a Maryland corporation (the “Registrant”), the Registrant merged with and into Merger Sub, at which time the separate corporate existence of the Registrant ended. Pursuant to this Form 15, Merger Sub, as the successor entity to the Registrant, is terminating the registration of the Common Stock, $0.001 par value, of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Broadmark Realty Capital Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RCC Merger Sub, LLC (as successor by merger to Broadmark Realty Capital Inc.) By: Sutherland Partners, L.P., its sole member By: Ready Capital Corporation, its general member
Date: June 16, 2023	By:	/s/ Thomas E. Capasse
	Name:	Thomas E. Capasse
	Title:	Chairman of the Board, Chief Executive Officer and Chief Investment Office